UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40214

FAST Acquisition Corp. II
(Exact name of registrant as specified in its charter)

109 Old Branchville Road Ridgefield, CT 06877 (201) 956-1969
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-quarter of one redeemable warrant

Class A common stock, par value $0.0001

Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an excise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective October 5, 2023, FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), merged with and into Falcon’s Beyond Global, Inc., a Delaware corporation (“Pubco”), with Pubco surviving such merger (the “SPAC Merger”) as the first step of the previously announced business combination transaction among FAST II, Pubco, and Falcon’s Beyond Global LLC pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended on June 25, 2023, July 7, 2023, and September 1, 2023. As a result of, and as of the effective time of the SPAC Merger, the separate corporate existence of FAST II ceased. This Form 15 relates solely to the reporting obligations of FAST II under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Pubco as its successor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Falcon’s Beyond Global, Inc., as successor by merger to FAST Acquisition Corp. II, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FALCON’S BEYOND GLOBAL, INC.
As successor by merger to FAST Acquisition Corp. II

Date: October 16, 2023	By:	/s/ Joanne Merrill
	Name:	Joanne Merrill
	Title:	Chief Financial Officer